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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Adeza Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

006864102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Charter Advisors Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 77-05501938

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,498

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,498

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.02%

12.	Type of Reporting Person: PN

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Charter Entrepreneurs Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 77-055-1941

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 7,920

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 7,920

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.05%

12.	Type of Reporting Person: PN

13G
CUSIP No. 006764102

1.	Name of Reporting Person: CLS I-IV, LLC		I.R.S. Identification Nos. of above persons (entities only): 77-060-6802

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,169,563

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,169,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.36%

12.	Type of Reporting Person: CO

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Charter Ventures IV Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): 77-054-7508

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 10,418

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 10,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.07%

12.	Type of Reporting Person: CO

13G
CUSIP No. 006864102

1.	Name of Reporting Person: A. Barr Dolan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,179,981

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,179,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,179,981

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.43%

12.	Type of Reporting Person: IN

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Dr. Donald C. Harrison		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,169,563

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,169,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.36%

12.	Type of Reporting Person: IN

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Fred M. Schwarzer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 397

		6.	Shared Voting Power: 1,169,563

		7.	Sole Dispositive Power: 397

		8.	Shared Dispositive Power: 1,169,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.36%

12.	Type of Reporting Person: IN

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Dr. Nelson Teng		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,169,563

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,169,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.36%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer: Adeza Biomedical Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1240 Elko Drive, Sunnyvale, CA 94089

Item 2.

(a)	Name of Person Filing:

(1)	Charter Advisors Fund IV, L.P. (“CAF”)

(2)	Charter Entrepreneurs Fund IV, L.P. (“CEF”)

(3)	CLS I-IV, LLC (“CLS”)

(4)	Charter Ventures IV Partners, LLC (“CV IV”)

(5)	A. Barr Dolan

(6)	Dr. Donald C. Harrison

(7)	Fred M. Schwarzer

(8)	Dr. Nelson Teng

CV IV is the General Partner of CAF and CEF and Mr. Dolan is the individual Manager of CV IV. Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng are individual Managers of CLS. The entities and persons named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office, or, if none, Residence:

Charter Venture Capital 525 University Avenue Palo Alto, California 94301

(c)	Citizenship:

Entities:

CAF — Delaware CEF — Delaware CLS — Delaware CV IV — Delaware

Individuals: Mr. Dolan — United States Dr. Harrison — United States Mr. Schwarzer — United States Dr. Teng — United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 006864102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)J).

Item 4.	Ownership

See rows 5 through 11 of the cover page for each Reporting Person. The ownership percentages are based on 15,889,841 shares of Common Stock of the Issuer reported to be outstanding in a Prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 10, 2004.

As of December 31, 2004, CAF is the record holder of 2,498 shares of Common Stock, CEF is the record holder of 7,920 shares of Common Stock, CLS is the record holder of 1,169,563 shares of Common Stock and Mr. Schwarzer is the record holder of 397 shares of Common Stock. CV IV is the General Partner of CAF and CEF and Mr. Dolan is the individual Manager of CV IV. By virtue of such relationships, CV IV and Mr. Dolan may each be deemed to be the beneficial owners of the shares of Common Stock held by CAF and CEF. Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng are individual Managers of CLS. By virtue of this relationship, Mr. Dolan, Dr. Harrison, Mr. Schwarzer and Dr. Teng may each be deemed to be the beneficial owners of the shares of Common Stock held by CLS.

Each Reporting Person expressly disclaims beneficial ownership except to the extent of his or its pecuniary interest therein, if any of any shares of Common Stock, except in the case of (i) CAF for the 2,498 shares which it holds of record, (ii) CEF for the 7,920 shares it holds of record, (iii) CLS for the 1,169,563 shares it holds of record and (iv) Mr. Schwarzer for the 397 shares he holds of record.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2005

Charter Advisors Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title:	Managing Member

Charter Entrepreneurs Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title:	Managing Member

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name:	Fred M. Schwarzer
Title:	Managing Member

Charter Ventures IV Partners, LLC

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title:	Managing Member

/s/ A. Barr Dolan

A. Barr Dolan, an individual

/s/ Dr. Donald C. Harrison

Dr. Donald C. Harrison, an individual

/s/ Fred M. Schwarzer

Fred M. Schwarzer, an individual

/s/ Dr. Nelson Tang

Dr. Nelson Tang, an individual

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT I

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need by filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Adeza Biomedical Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: June 9, 2005

Charter Advisors Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title:	Managing Member

Charter Entrepreneurs Fund IV, L.P.

By:	Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title:	Managing Member

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name:	Fred M. Schwarzer
Title:	Managing Member

Charter Ventures IV Partners, LLC

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title:	Managing Member

/s/ A. Barr Dolan

A. Barr Dolan, an individual

/s/ Dr. Donald C. Harrison

Dr. Donald C. Harrison, an individual

/s/ Fred M. Schwarzer

Fred M. Schwarzer, an individual

/s/ Dr. Nelson Tang

Dr. Nelson Tang, an individual